SSYS Q2 2017 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ second quarter 2017 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Shane Glenn, Vice President of Investor Relations for Stratasys. Mr. Glenn, please go ahead.

SLIDE 3&4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Shane Glenn

Good morning, everyone, and thank you for joining us to discuss our second quarter financial results. On the call with us today are Ilan Levin, CEO, and Lilach Payorski, CFO of Stratasys.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor section of our website.

We will begin by reminding everyone that certain statements made on this call regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2017, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: potential declines in the prices of our products and services, or volume of our sales, due to decreased demand in the 3D printing market; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2016 Annual Report on Form 20-F, which we filed with the SEC on March 9, 2017, as well as in the 2016 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout (i) the Report on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and six months ended, June 30, 2017, and its review of its results of operations and financial condition for that period, which has been furnished to the SEC on or about the date hereof, (ii) Stratasys’ 2016 Annual Report, and (iii) Stratasys’ other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, on this call are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and in today’s press release.

Now I would like to turn the call over to our CEO, Ilan Levin. Ilan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Ilan Levin

Thank you Shane.

Good morning everyone, and thank you for joining today’s call.

We are pleased with our progress as we focus our efforts on customer engagement generating higher quality revenue opportunities during the quarter.

We made several announcements during the quarter that showcase our progress, specifically in the aerospace market, and demonstrate our ability to leverage our capabilities to address manufacturing applications.

Additionally, we are pleased with the positive market reception to our new F123 Series, launched in February of 2017, which has resulted in orders of over 1,000 systems to date, and is generating significant interest for rapid prototyping applications among professional users.

I will return later in the call to provide you more details on these important initiatives, as well as other key developments, but first I will turn the call over to our CFO, Lilach Payorski, who will review the details of our financial results.

Lilach?

SLIDE 6&7: FINANCIAL RESULTS SUMMARY

SPEAKER: Lilach Payorski

Thank you, Ilan, and good morning, everyone.

In line with our strategy, we continue to progress as we pursue higher quality revenue opportunities in advanced manufacturing applications for key verticals.

In the process of better allocating our resources within our plan to develop high value applications for our customer and to support our long term strategy, we have continued to achieve expense reductions.

Total revenue in the second quarter was $170.0 million compared to $172.1 million for the same period last year.

GAAP operating loss for the second quarter was $5.0 million, compared to a loss of $17.1 million for last year.

Non-GAAP operating income for the second quarter was $11.1 million, compared to $10.2 million for the same period last year.

SLIDE 8: REVENUE

Product revenue in the second quarter decreased by 2% to $121.0 million, as compared to the same period last year.

Within product revenue, system revenue for the quarter declined by 6% over last year, driven by a shift in product mix following the positive market reception our lower cost, high value F123 offering to the rapid prototyping professional market.

We are also seeing initial traction in our application and vertical focus, primarily within Aero and Auto in the Americas and EMEA regions.

In addition, we are observing positive trends for larger production system and multi-system orders from select customers, both of which reflect our focus on developing tooling and production part applications.

In areas where the adoption of these use case specific applications within our targeted industries is slower, such as in Asia Pacific, we are observing relatively softer hardware sales.

Consumable revenue increased 2% compared to the same period last year.

Services revenue in the second quarter increased by 1% to $49.0 million, as compared to last year.

Within service revenue, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 6% compared to the same period last year, driven primarily by growth in our installed base of systems.

SLIDE 9: GROSS MARGIN

GAAP gross margin increased to 49.1% for the second quarter, compared to a GAAP gross margin of 46.2% for the same period last year, and 47.1% in the first quarter.

Non-GAAP gross margin decreased to 53.0% for the second quarter, compared to 55.9% for last year, driven by a shift in product mix, but increased sequentially from 51.2% in the first quarter.

Product gross margin decreased to 59.9%, compared to 63.5% for the same period last year, driven by the shift in product mix described earlier, while it increased compared to 57.9% in the first quarter.

Service gross margin decreased to 36.2%, compared to 36.6% for same period last year, and increased compared to 35.0% in the first quarter.

SLIDE 10: OPERATING TRENDS

GAAP operating expenses decreased by 9% to $88.4 million for the second quarter, as compared to the same period last year.

Non-GAAP operating expenses decreased by 8% to $79.1 million for the second quarter versus last year, as we remain focused on aligning resources with our long-term growth strategy and deepening customer engagement in our key verticals.

SLIDE 11: BALANCE SHEET & CASH FLOW FROM OPERATIONS SUMMARY

The Company generated $10.9 million of cash from operations during the second quarter, as compared to $6.9 million for the second quarter last year.

We ended the second quarter with $305.3 million in cash and cash equivalents, compared to $297.2 million at the end of the first quarter.

Inventory at the end of the second quarter was flat at $116.5 million as compared to the inventory level at the end of the first quarter, reflecting our tight control on those levels.

Accounts receivable increased to $120.3 million, compared to $115.1 million at the end of the first quarter with DSO on 12-month trailing revenue at 66.

SLIDE 12: SUMMARY

To recap:

1.)	We are pleased with the results of our efforts to generate deeper customer engagement and higher quality revenue opportunities primarily within our targeted industry verticals of aerospace, automotive, and healthcare.
2.)	In addition, our ongoing alignment of resources and focus on high value applications has resulted in reduced operating expenses.
3.)	And finally, we are well positioned to leverage our favorable cash position, including cash generation and a strong balance sheet, to capture new opportunities going forward.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our previously reported 2017 financial guidance. Shane?

SLIDE 13: GUIDANCE

SPEAKER: Shane Glenn

Thank you, Lilach.

Our guidance for 2017 is as follows:

1.	Total revenue in the range of $645 to $680 million, with non-GAAP net income in the range of $10 to $20 million, or $0.19 to $0.37 per diluted share.
2.	GAAP net loss of $53 to $39 million, or ($1.00) to ($0.73) per basic share.
3.	Non-GAAP operating margin of 3% to 5%.
4.	Capital expenditures projected at $40 to $50 million.

As of the end of the second quarter, we believe that we are tracking towards the higher end of guidance for operating margins and earnings per share.

Non-GAAP earnings guidance excludes $34 million of projected amortization of intangible assets; $18 to $20 million of share-based compensation expense; $2 to $3 million in merger and acquisition related expense; and $8 to $10 million in reorganization and other related costs; and includes $3 to $4 million in tax expenses related to non-GAAP adjustments.

We maintain a relatively high estimated non-GAAP tax rate for 2017 given the ongoing non-cash valuation allowance on deferred tax assets we expect to record throughout the year. These deferred tax assets have expiration dates many years into the future, and we do anticipate being able to ultimately recognize their value to offset prospective tax liabilities.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income loss, as well as signification quarter to quarter variability in our non-GAAP tax rate, the Company believes non-GAAP operating profit would be the best measure of our performance in 2017.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Now, I'd like to turn the call back over to our CEO, Ilan Levin. Ilan?

SLIDE 14: STRATEGY UPDATE

SPEAKER: Ilan Levin

Thank you, Shane.

In the second quarter we continued our efforts to deepen customer engagement by pursuing new collaborations, and enhancing and expanding our existing relationships with industry leaders in our key vertical markets.

We believe that our continued partnering with industry-leading companies will accelerate the development of high-value added applications, and allow us to bring increased value to the market.

We are pleased with the market reaction to our production-focused products and services, demonstrated in part by the multiple announcements we recently made at, and following the Paris Airshow.

Additionally, we are excited with the early market adoption of our professional rapid prototyping solutions, specifically the recently introduced F123 Series, and our GrabCAD Print software platform.

SLIDE 15: AEROSPACE APPLICATIONS & COLLABORATIONS

At the Paris Air Show, we made a number of significant announcements, including our new Fortus 900mc Aircraft Interiors Certification Solution for producing certifiable aircraft interior parts which leverages a qualification program underway with the FAA, National Institute of Aviation Research, and America Makes.

The new solution consists of ULTEM 9085 resin that meets aerospace flame, smoke and toxicity regulations, a new edition of the Fortus 900mc Production 3D Printer with specialized hardware and software designed to deliver highly repeatable mechanical properties appropriate for aircraft interior part applications, and the qualification processes and data to ease the certification process.

With the new offering, we believe we are removing major obstacles around FAA certification and making it easier to manufacture airworthy parts, with improved repeatability and performance.

As previously announced, an early adopter of this new application-specific product is Western Tool & Mold, a leading Hong Kong-based parts supplier, for the production certifiable aircraft interior components.

Additionally, we recently announced that Stratasys Direct Manufacturing has been chosen by Airbus to produce 3D printed polymer parts for use on the A350 XWB aircraft.

SDM will now print non-structural parts such as brackets and installation fixtures with our Stratasys FDM production 3D Printers using our ULTEM 9085 material, providing tighter turnaround times and lower inventory costs.

Also at the Paris Airshow, we were pleased to showcase our focus on the aerospace market with the announcements that innovative companies Boom Supersonic and Eviation Aircraft are utilizing Stratasys 3D printing solutions to reduce engineering costs and accelerate design cycles for next-generation aircraft.

We believe that these developments can help accelerate adoption of our technologies in the aerospace market.

SLIDE 16: F123 SERIES and GRABCAD

Since the launch of the F123 Series in February 2017, we have received orders for over 1,000 systems, one of our most successful product launches in our company’s history.

We believe that the positive reaction from the market demonstrates that the prototyping segment remains an attractive and underpenetrated growth opportunity.

The majority of F123 orders have come from new customers, and we have seen significant interest in multiple system orders.

We believe that the early success and adoption of the F123 Series is being driven by the product directly addressing the professional workgroup-prototyping market, with a combination of ease-of-use, precision, repeatability and affordability – all without compromising on the requirements for engineering-grade models.

The F123 Series provides a streamlined workflow, made possible in part by GrabCAD Print, which makes 3D printing more realistic, connected, and accessible.

With the ability to read and understand CAD files natively, GrabCAD Print offers an efficient workflow that streamlines print management in shared office and model shop environments – greatly enhancing the functionality of the F123 Series.

Since its launch in November of 2016, the software has been installed on over 13,000 desktops and is being used by over 1,400 customers worldwide.

Users have printed over 61,000 trays of parts, an impressive number when you consider that GrabCAD Print users still represent a very small portion of our total installed base of systems.

The GrabCAD Community currently has nearly 4 million members, up 36% in the last year, and the largest collection of mechanical CAD models anywhere on the Internet, with over 2 million CAD files and tutorials.

We are pleased with the early traction from GrabCAD Print, as well as the growing number of community members, which we believe will help increase accessibility and drive adoption and usage of our products and services.

SLIDE 17: MAKERBOT EDU

We recently strengthened our leadership in the 3D printing for education market with several announcements from MakerBot.

The first is the new cloud-based platform My MakerBot, which is Chromebook-compatible and connects to networked 3D printers, Thingivese accounts, and support cases and orders.

Chromebooks are used extensively in the education segment, and we believe that the ability to upload and prepare files, print, and monitor progress from any device will broaden student access to 3D printers in Chromebook classrooms and makes it easier for educators to manage their use.

We also announced that My MakerBot will include integration with Autodesk Tinkercad, the popular K-12 design software tool. Students will be able to 3D design in Tinkercad then export designs to My MakerBot and 3D print them without ever leaving their web browsers.

Finally, we announced the new MakerBot Educators Guidebook to assist educators in learning the basics of 3D printing, best practices, and for finding high quality STEM lesson plans.

We believe these new offerings further solidify MakerBot’s leadership position in education, and will substantially improve student access to 3D printing, make it easier for teachers to implement in their classrooms, and make it simpler than ever to go from a lesson plan to a 3D print.

SLIDE 18: SUMMARY & OUTLOOK

In summary:

1.	We believe our recent announcements of aerospace-specific products and high-value collaborations with leading companies demonstrate the value of our customer-centric approach.
2.	We are pleased with the positive customer reaction to the F123 Series, and the excitement the new offering is generating in the general rapid prototyping market.
3.	Looking forward, we remain excited about the Company’s future and the long-term growth potential within our industry.

Operator, please open the call for questions.

SLIDE 19: Q&A

SPEAKER: Ilan Levin

Thank you for joining today’s call. We look forward to speaking with you again next quarter. Goodbye.

SLIDE 20: FINANCIAL RECONCILIATION TABLES